UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

UICI

(Name of Issuer)

 Common Stock

(Title of Class of Securities)

902737105

(CUSIP Number)

Randall G. Ray, Gardere Wynne Sewell LLP, 1601 Elm Street, Suite 3000, Dallas, Texas 75201, (214) 999-3000

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 902737105

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) OUI, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, WC

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,734,483

	9.	Sole Dispositive Power 2,734,483

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,734,483

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 5.93%

14.	Type of Reporting Person (See Instructions) CO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey J. Jensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 212,963

	8.	Shared Voting Power 3,448,923

	9.	Sole Dispositive Power 212,963

	10.	Shared Dispositive Power 3,448,923

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,661,886

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.94%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jami J. Jensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 2,934,483

	9.	Sole Dispositive Power 200,000

	10.	Shared Dispositive Power 2,734,483

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,934,483

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.36%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Janet J. Jensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 26,500

	8.	Shared Voting Power 3,206,954

	9.	Sole Dispositive Power 485,971

	10.	Shared Dispositive Power 2,747,483

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,233,454

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.01%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Julie J. Jensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,160,252

	9.	Sole Dispositive Power 413,006

	10.	Shared Dispositive Power 2,747,246

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,160,252

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 6.85%

14.	Type of Reporting Person (See Instructions) IN

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) James J. Jensen

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO, PF

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power -0-

	8.	Shared Voting Power 3,270,147

	9.	Sole Dispositive Power 535,664

	10.	Shared Dispositive Power 2,734,483

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 3,270,147

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 7.09%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Schedule 13D/A (this “Filing”) relates to the common stock, par value $0.01 per share (the “Common Stock”), and voting and other contractual rights relating thereto, of UICI, a Delaware corporation (the “Company”), which has its principal executive offices located at 9151 Grapevine Highway, North Richland Hills, Texas 76180.  The purpose of this Filing is to reflect the ownership of the Company’s Common Stock by OUI, Inc., a Texas corporation (“OUI”), Jeffrey J. Jensen (“Jeff”), Jami J. Jensen (“Jami”),  Janet J. Jensen (“Janet”), Julie J. Jensen (“Julie”), and James J. Jensen (“James” and together with OUI, Jeff, Jami, Janet, and Julie, collectively, the “Reporting Persons”).

This Filing effectively amends and restates the Schedule 13D with respect to the Company’s Common Stock, dated March 31, 1993, filed on behalf of Onward and Upward, Inc., a Texas corporation which subsequently changed its name to OUI, Inc., with the Securities and Exchange Commission (the “Commission”) on April 7, 1993. OUI’s beneficial ownership of shares of the Company’s Common Stock has been reported annually by the Company in its proxy statements filed on Schedule 14A with the Commission.  Notwithstanding the fact that this Filing reports the beneficial ownership of all of the Reporting Persons, based upon a review of the applicable provisions of Section 13(d) of the Act and the rules promulgated thereunder, each of the Reporting Persons has determined that they should not be considered a group pursuant to Section 13(d).  Although each of the undersigned other than OUI are members of the same family owning shares of the Company’s Common Stock and share among them certain common administrative services for their personal and business interests, each of the undersigned other than OUI are adults and live separately from other members of their family who own shares of the Company’s Common Stock.

All Common Stock numbers and prices and Common Stock warrant exercise prices in this Filing have been adjusted to reflect the Company’s 4-for-1 stock split that was effective in June 1995.

Item 2.	Identity and Background
1.

(a)           OUI, Inc.

(b)           Texas corporation

(c)           OUI is engaged in the business of investing in various operating companies.

(d)           6500 Beltline Road, Suite 170, Irving, Texas 75063

(e)           OUI has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(f)            OUI has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

2.

(a)           Jeffrey J. Jensen

(b)           6500 Beltline Road, Suite 170, Irving, Texas 75063

(c)           Jeff is the President of Specialized Associated Services, Ltd., which is located at the above address.

(d)           Jeff has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Jeff has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Jeff is a citizen of the United States.

3.

(a)           Jami J. Jensen

(b)           6500 Beltline Road, Suite 170, Irving, Texas 75063

(c)           Jami is the President of Joule, Inc., located at 6500 Beltline Road, Suite 170, Irving, Texas 75063.

(d)           Jami has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Jami has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting her to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Jami is a citizen of the United States.

4.

(a)           Janet J. Jensen

(b)           6500 Beltline Road, Suite 170, Irving, Texas 75063

(c)           Janet is the President of Rayco Entertainment, which is located at 6500 Beltline Road, Suite 170, Irving, Texas 75063.

(d)           Janet has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Janet has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting her to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Janet is a citizen of the United States.

5.

(a)           Julie J. Jensen

(b)           6500 Beltline Road, Suite 170, Irving, Texas 75063

(c)           Julie is a personal investor living in Texas.

(d)           Julie has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           Julie has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting her to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            Julie is a citizen of the United States.

6.

(a)           James J. Jensen

(b)           6500 Beltline Road, Suite 200, Irving, Texas 75063

(c)           James is the Executive Director of The Jenesis Group, which is located at 6500 Beltline Road, Suite 170, Irving, Texas 75063.

(d)           James was convicted on May 2, 2002, of driving while intoxicated by the Dallas County Criminal Court No. 6, Dallas County, Texas, and was sentenced to 24 months of self-probation.  Other than the foregoing, James has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           James has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)            James is a citizen of the United States.

Item 3.	Source and Amount of Funds or Other Consideration

In 1991, the Company and OUI executed an agreement pursuant to which the Company granted to OUI warrants to purchase 357,600 shares of the Company’s Common Stock (the “Warrants”) at a per share exercise price of $40.  Prior to March 1993, OUI exercised 30% of the Warrants and acquired 107,280 shares of the Company’s Common Stock for an aggregate exercise price of $4,291,200, which was paid from its working capital.  OUI subsequently exercised the remaining 70% of the Warrants in 1993, 1994, 1995, and 1996, and acquired 250,320 shares of the Company’s Common Stock.  The aggregate exercise price paid by OUI for such shares was $10,012,800, which was paid from its working capital.

The Company and OUI entered in the Stock Exchange Agreement, dated effective January 1, 1993 (the “Stock Exchange Agreement”), pursuant to which the Company issued to OUI on March 31, 1993, 2,188,892 shares of the Company’s Common Stock in exchange for OUI’s transfer to the Company of all of the shares of capital stock of The MEGA Life and Health Insurance Company, an Oklahoma corporation (“MEGA”), owned by OUI, which represented 25% of the then issued and outstanding shares of capital stock of MEGA.

On July 1, 2002, pursuant to the terms of an Agreement, dated as of September 15, 1999, by and between the Company and OUI (the “Put/Call Agreement”), the Company exercised its option to purchase from OUI 369,174 shares of the Company’s Common Stock at the then-effective call price of $32.25 per share, or $11.9 million in the aggregate.

Each of Jeff, Jami, Janet, Julie, and James (the “Siblings”) is a director of OUI and owner of 20% of the outstanding capital stock of OUI, and thus all of the shares of the Company’s Common Stock beneficially owned by OUI are treated as being beneficially owned by each of the Siblings.  The filing of this statement shall not be construed as an admission that any of the Siblings is the beneficial owner of shares of the Company’s Common Stock owned by OUI, other than 20% of such shares owned by OUI.  The filing of this statement shall not be construed as an admission that any of the Siblings is the beneficial owner of shares of the Company’s Common Stock owned by the other Siblings or charitable trusts and foundations of which the other Siblings are affiliates, and the Siblings disclaim beneficial ownership thereof.

Item 4.	Purpose of Transaction

On September 15, 2005, the Company entered into an Agreement and Plan of Merger (the “Merger Agreement”) with Premium Finance LLC, Mulberry Finance Co., Inc., DLJMB IV First Merger LLC (collectively, the “SibCos”), Premium Acquisition, Inc., Mulberry Acquisition, Inc. and DLJMB IV First Merger Co Acquisition Inc. (collectively, the “Merger Cos”). The SibCos and the Merger Cos are entities directly and indirectly owned by an investment group consisting of The Blackstone Group, Goldman Sachs Capital Partners and DLJ Merchant Banking Partners.

Under the terms of the Merger Agreement, and subject to certain conditions set forth in the Merger Agreement, each Merger Co will merge with and into the Company (the “Merger”) and each outstanding share of the Company’s Common Stock, other than shares of the Company’s Common Stock and stock options held by certain members of the Company’s senior management, shares held by insurance agents pursuant to the Company’s agent stock accumulations plans and shares held by dissenting stockholders, will be converted into the right to receive $37.00 in cash, without interest.

As an inducement to the Merger Cos to enter into the Merger Agreement, the Reporting Persons have entered into that certain Voting Agreement dated as of September 15, 2005, by and among the Merger Cos, the Reporting Persons, Gladys M. Jensen, and certain of their affiliates (the “Voting Agreement”).  All of the shares of the Company’s Common Stock beneficially owned by the Reporting Persons are subject to the Voting Agreement, other than 655,091 shares of the Company’s Common Stock (the “Excluded Shares”), of which (i) 6,543 shares are directly owned by The Chasdrew Fund, a charitable foundation in which Julie serves as President and as a trustee, (ii) 26,500 shares are directly owned and, as of September 15, 2005, an additional 16,500 shares were directly owned by B.E.L.I.E.F. Foundation, a charitable foundation in which Janet serves as the sole trustee, (iii) 15,500 shares were directly owned by OUI Trust, a charitable trust in which James serves as a trustee, (iv) 29,985 shares are directly owned by Chrest Foundation, a charitable foundation in which Jeff and his wife, Lou Anne King Jensen (“Lou Anne”), serve as directors, (v) 13,000 shares are directly owned by College First Foundation, a charitable foundation in which Jeff, Lou Anne, and Janet serve as officers and directors, (vi) as of September 15, 2005, 334,100 shares were directly owned by The Jenesis Group, a charitable trust in which each of the Siblings serves as a trustee, and (vii) 212,963 shares are directly owned by Jensen Lead Annuity Trust, a trust in which Jeff serves as the sole trustee.

Pursuant to Section 2.1 of the Voting Agreement, the Reporting Persons agreed to vote all shares of the Company’s Common Stock beneficially owned by them, other than the Excluded Shares, (i) in favor of the approval and adoption of the Merger Agreement and all the transactions contemplated by the Merger Agreement, (ii) against any Takeover Proposal (as defined in the Merger Agreement), other than the Merger, or other proposal made in opposition to adoption of the Merger Agreement or in competition or inconsistent with the Merger, (iii) against any action or agreement that the Reporting Persons know is intended to or has the purpose of breaching any representation, warranty, covenant or agreement of the Company under the Merger Agreement, and (iv) against any action that the Reporting Persons know is intended to result in any of the conditions to the consummation of the Merger set forth in Article VI of the Merger Agreement not being fulfilled.

Pursuant to Section 2.4 of the Voting Agreement, the Reporting Persons also granted to the Merger Cos an irrevocable proxy granting the Merger Cos the authority to vote their shares of the Company’s Common Stock with respect to the matters described above. The Merger Cos did not pay any additional consideration to the Reporting Persons in connection with the execution and delivery of the Voting Agreement or their irrevocable proxies. The Reporting Persons retain the right to vote their shares of the Company’s Common Stock in their discretion with respect to matters other than those identified in the Voting Agreement. The description contained in this Item 4 of the transactions contemplated by the Voting Agreement is qualified in its entirety by reference to the full text of the Voting Agreement.  The proposed Merger was announced by the Company on September 15, 2005.  On September 20, 2005, the Company filed a Current Report on Form 8-K with the Commission with respect to the Merger Agreement and the Voting Agreement.

Other than as set forth in the preceding paragraphs, the Reporting Persons do not have any specific plans or proposals which relate to or would result in any extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; any change in the present board of directors or management of the Company; any change in the present capitalization or dividend policy of the Company; any other material change in the Company’s business or corporate structure; changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; a class of securities of the Company becoming eligible for termination or registration pursuant to Section 12(g)(4) of the Act; or any action similar to any of those enumerated above; but the Reporting Persons reserve the right to propose or undertake or participate in any of the foregoing actions in the future.

Item 5.	Interest in Securities of the Issuer

(a)           The following chart reflects the number of shares of the Company’s Common Stock beneficially owned by the Reporting Persons and the percentage of the outstanding Company Common Stock such shares represent:

Name	Shares	Percentage

OUI, Inc.	2,734,483	5.93%

Jeffrey J. Jensen	3,661,886	7.94%

Jami J. Jensen	2,934,483	6.36%

Janet J. Jensen	3,233,454	7.01%

Julie J. Jensen	3,160,252	6.85%

James J. Jensen	3,270,147	7.09%

The percentage calculations are based upon 46,118,511 shares of the Company’s Common Stock outstanding on July 29, 2005, which is the number of shares of the Company’s Common Stock reported in the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2005, and filed with the Commission on August 9, 2005.

(b)           OUI has sole dispositive power over the number of shares of the Company’s Common Stock set forth opposite its name in the chart above.  By virtue of the Voting Agreement, OUI has shared voting power with the Merger Cos over such shares.

Jeff has sole dispositive power over 212,963 shares of the Company’s Common Stock directly owned by Jensen Lead Annuity Trust.  Jeff has shared dispositive power with Lou Anne over 701,440 shares of the Company’s Common Stock, of which 671,455 shares are jointly and beneficially owned by Jeff and Lou Anne and 29,985 shares are directly owned by Chrest Foundation. Jeff also has shared dispositive power over 2,747,483 shares of the Company’s Common Stock, of which (i) 2,734,483 shares are directly owned by OUI, Inc. and (ii) 13,000 shares are directly owned by College First Foundation.  Jeff has sole voting power over 212,963 shares of the Company’s Common Stock directly owned by Jensen Lead Annuity Trust.  By virtue of the Voting Agreement, Jeff has shared voting power with the Merger Cos over 3,405,938 shares of the Company’s Common Stock.  Jeff also has shared voting power (A) with Lou Anne and the other two directors, Gary L. Friedman and Cindy D. Pagel, over 29,985 shares directly owned by Chrest Foundation and (B) with Lou Anne and Janet over 13,000 shares directly owned by College First Foundation.  Jeff had shared voting power with Jami, Julie, Janet, and James over the 334,100 shares that were formerly directly owned by The Jenesis Group.

Jami has sole dispositive power over 200,000 shares of the Company’s Common Stock directly owned by her and has shared dispositive power over 2,734,483 shares of the Company’s Common Stock, which are directly owned by OUI, Inc.  Jami does not have sole voting power over any shares beneficially owned by her.  By virtue of the Voting Agreement, Jami has shared voting power with the Merger Cos over 2,934,483 shares of the Company’s Common Stock.  Jami had shared voting power with Jeff, Julie, Janet, and James over the 334,100 shares that were formerly directly owned by The Jenesis Group.

Janet has sole dispositive power over 485,971 shares of the Company’s Common Stock, of which 459,471 shares are directly owned by her and 26,500 shares are owned directly by B.E.L.I.E.F. Foundation.  Janet has shared dispositive power over 2,747,483 shares of the Company’s Common Stock, of which (i) 2,734,483 shares are directly owned by OUI, Inc., and (ii) 13,000 shares are directly owned by College First Foundation.  Janet has sole voting power over 26,500 shares of the Company’s Common Stock directly owned by B.E.L.I.E.F. Foundation.  By virtue of the Voting Agreement, Janet has shared voting power with the Merger Cos over 3,193,954 shares of the Company’s Common Stock.  Janet also has shared voting power with Lou Anne and Jeff over 13,000 shares directly owned by College First Foundation.  Janet had shared voting power with Jami, Julie, Jeff, and James over the 334,100 shares that were formerly directly owned by The Jenesis Group.

Julie has sole dispositive power over 413,006 shares of the Company’s Common Stock which are directly owned by her.  Julie has shared dispositive power over 2,747,246 shares of the Company’s Common Stock, of which (i) 2,734,483 shares are directly owned by OUI, Inc., (ii) 6,543 shares directly owned by The Chasdrew Fund, (iii) 5,570 shares are directly owned by FBO Trust, a trust whose beneficiaries are Charles and Andrew Meyer, Julie’s non-adult sons, (iv) 325 shares are directly owned by Charles Meyer, and (v) 325 shares are directly owned by Andrew Meyer.  Julie does not have sole voting power over any shares beneficially owned by her.  By virtue of the Voting Agreement, Julie has shared voting power with the Merger Cos over 3,153,709 shares of the Company’s Common Stock.  Julie also has shared voting power with Ann M. Belzner, Dale Meehan, and Ronald Elum, who are the other trustees of The Chasdrew Fund, over 6,543 shares directly owned by The Chasdrew Fund.  Julie had shared voting power with Jami, Janet, Jeff, and James over the 334,100 shares that were formerly directly owned by The

Jenesis Group.

James has sole dispositive power over 535,664 shares of the Company’s Common Stock, which are directly owned by him.  James has shared dispositive power over 2,734,483 shares of the Company’s Common Stock, which are directly owned by OUI, Inc.  By virtue of the Voting Agreement, James has shared voting power with the Merger Cos over 3,270,147 shares of the Company’s Common Stock.  James had shared voting power over 15,500 shares of the Company’s Common Stock that were formerly directly owned by OUI Trust.  James also had shared voting power with Jami, Julie, Jeff, and Janet over the 334,100 shares that were formerly directly owned by The Jenesis Group.

The following is the identity and background of each person, other than the Reporting Persons, with whom some or all of the Reporting Persons share voting or dispositive power over shares of the Company’s Common Stock:

A.    (1) Premium Acquisition, Inc.

(2) Delaware corporation

(3)   Premium Acquisition, Inc. is a holding company and one of the Merger Cos.

(4)   345 Park Avenue, 31st Floor, New York, New York 10154

(5)   Based upon information available to the Reporting Persons, Premium Acquisition, Inc. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(6)   Based upon information available to the Reporting Persons, Premium Acquisition, Inc. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

B.    (1)   Mulberry Acquisition, Inc.

(2)   Delaware corporation

(3)   Mulberry Acquisition, Inc. is a holding company and one of the Merger Cos.

(4)   345 Park Avenue, 31st Floor, New York, New York 10154

(5)   Based upon information available to the Reporting Persons, Mulberry Acquisition, Inc. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(6)   Based upon information available to the Reporting Persons, Mulberry Acquisition, Inc. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

C.    (1)   DLJMB IV First Merger Co Acquisition Inc.

(2)   Delaware corporation

(3)   DLJMB IV First Merger Co Acquisition Inc. is a holding company and one of the Merger Cos.

(4)   345 Park Avenue, 31st Floor, New York, New York 10154

(5)   Based upon information available to the Reporting Persons, DLJMB IV First Merger Co Acquisition Inc. has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(6)   Based upon information available to the Reporting Persons, DLJMB IV First Merger Co Acquisition Inc. has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting it to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

D.    (1)   Lou Anne King Jensen

(2)   6500 Beltline Road, Suite 170, Irving, Texas 75063

(3)   Lou Anne is a director and the President of Chrest Foundation.

(4)   Lou Anne has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)   Lou Anne has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting her to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6)   Lou Anne is a citizen of the United States.

E.              (1)   Gary L. Friedman

(2)   3801 William D. Tate, Suite 800, Grapevine, Texas  76051

(3)   Gary L. Friedman is a director of Chrest Foundation and Cadence Resources, LLC located at 3801 William D. Tate, Suite 800, Grapevine, Texas  76051.

(4)   Gary L. Friedman has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)   Gary L. Friedman has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting her to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6)   Gary L. Friedman is a citizen of the United States.

F.     (1)   Cindy D. Pagel

(2)   6500 Belt Line Road, Suite 170, Irving, Texas  75063

(3)   Cindy D. Pagel is a director of Chrest Foundation and an accountant for United Group Service Centers, Inc. located at 6500 Belt Line Road, Suite 170, Irving, Texas  75063.

(4)   Cindy D. Pagel has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)   Cindy D. Pagel has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting her to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6)   Cindy D. Pagel is a citizen of the United States.

G.    (1)   Ann M. Belzner

(2)   PMB 540, 5257 River Road, Bethesda, Maryland  20816

(3)   Ann M. Belzner is a trustee of The Chasdrew Fund and a Finance Director at PricewaterhouseCoopers located at 1301 K Street NW, Washington, DC 20005.

(4)   Based upon information available to the Reporting Persons, Ann M. Belzner has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)   Based upon information available to the Reporting Persons, Ann M. Belzner has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting her to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6) Ann M. Belzner is a citizen of the United States.

H.    (1)   Dale Meehan

(2)   PMB 540, 5257 River Road, Bethesda, Maryland  20816

(3)   Dale Meehan is a trustee and the Program Manager of The Chasdrew Fund located at PMB 540, 5257 River Road, Bethesda, Maryland 20816.

(4)   Based upon information available to the Reporting Persons, Dale Meehan has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)   Based upon information available to the Reporting Persons, Dale Meehan has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6)   Dale Meehan is a citizen of the United States.

I.      (1)   Ronald Elum

(2)   PMB 540, 5257 River Road, Bethesda, Maryland  20816

(3)   Ronald Elum is a trustee of The Chasdrew Fund and a Chief Financial Officer of the Latin American Youth Center located at 1419 Columbia Road NW, Washington, D.C. 20009.

(4)   Based upon information available to the Reporting Persons, Ronald Elum has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(5)   Based upon information available to the Reporting Persons, Ronald Elum has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in or subjecting him to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(6)   Ronald Elum is a citizen of the United States.

(c) See Item 3.
Since September 15, 2005, the following open market sales of Shares affecting the beneficial ownership of the Reporting Persons have been completed:

Reporting Person (Direct Owner)	Date	Number of Shares	Sale Price per Share	Net Proceeds

Janet (B.E.L.I.E.F. Foundation)	9/16/05	4,500	$36.13	$162,578.20

Janet (B.E.L.I.E.F. Foundation)	9/16/05	3,000	$36.12	$108,350.47

Janet (B.E.L.I.E.F. Foundation)	9/21/05	700	$36.11	$25,277.94

Janet (B.E.L.I.E.F. Foundation)	9/22/05	1,000	$36.05	$36,048.49

Janet (B.E.L.I.E.F. Foundation)	9/22/05	1,000	$36.00	$35,998.49

Janet (B.E.L.I.E.F. Foundation)	9/22/05	1,000	$36.13	$36,128.48

Janet (B.E.L.I.E.F. Foundation)	9/22/05	1,000	$36.09	$36,088.49

Janet (B.E.L.I.E.F. Foundation)	9/22/05	1,000	$36.08	$36,083.49

Reporting Person (Direct Owner)	Date	Number of Shares	Sale Price per Share	Net Proceeds

Janet (B.E.L.I.E.F. Foundation)	9/23/05	1,300	$36.10	$46,928.03

Janet (B.E.L.I.E.F. Foundation)	9/23/05	1,000	$36.17	$36,168.48

Janet (B.E.L.I.E.F. Foundation)	9/23/05	500	$36.22	$18,109.24

Janet (B.E.L.I.E.F. Foundation)	9/26/05	500	$36.22	$18,109.24

Total		16,500

James (James)	9/16/05	36,800	$36.20	$1,330,320.00

James (James)	9/19/05	22,719	$36.09	$818,792.76

Total		59,519

James (OUI Trust)	9/16/05	2,600	$36.20	$93,990.00

James (OUI Trust)	9/19/05	1,950	$36.14	$70,375.00

James (OUI Trust)	9/20/05	7,800	$36.11	$281,268.00

James (OUI Trust)	9/21/05	3,150	$36.06	$113,424.57

Total		15,500

Jeff, Jami, Janet, Julie and James (The Jenesis Group)	9/16/05	17,400	$36.20	$629,010.00

Jeff, Jami, Janet, Julie and James (The Jenesis Group)	9/19/05	13,050	$36.14	$470,974.50

Jeff, Jami, Janet, Julie and James (The Jenesis Group)	9/20/05	52,200	$36.11	$1,882,332.00

Jeff, Jami, Janet, Julie and James (The Jenesis Group)	9/21/05	17,350	$36.06	$624,735.33

Jeff, Jami, Janet, Julie and James (The Jenesis Group)	9/21/05	100,000	$36.05	$3,600,450.00

Jeff, Jami, Janet, Julie and James (The Jenesis Group)	9/21/05	133,800	$36.05	$4,817,402.10

Jeff, Jami, Janet, Julie and James (The Jenesis Group)	9/26/05	300	$36.06	$10,799.54

Total		334,100

(d) None.
(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
See Item 3 for a discussion of the Stock Exchange Agreement.

The Company and OUI entered into the Put/Call Agreement pursuant to which for a 30-day period commencing on July 1 of each year, the Company had an option to purchase from OUI, and OUI had a corresponding right to require the Company to purchase, up to 369,174 shares of the Company’s Common Stock at a purchase price per share equal to $28.50 in 2000, $30.25 in 2001, $32.25 in 2002, $34.25 in 2003, $36.25 in 2004, $38.25 in 2005, and $40.25 in 2006. The call/put price escalated over time in annual dollar increments designed to recognize an increase in value of the underlying Common Stock based upon historical past performance (an approximate 6.0% annual rate of appreciation).

See Item 4 for a discussion of the Voting Agreement.

Item 7.	Material to Be Filed as Exhibits
1.

Stock Exchange Agreement effective January 1, 1993, by and between UICI and Onward and Upward, Inc. (incorporated by reference to Exhibit 1 to the Schedule 13D dated March 31, 1993, filed on behalf of Onward and Upward, Inc. with the Commission on April 7, 1993).

2.

Agreement dated September 15, 1999, by and between UICI and Onward and Upward, Inc., together with extension agreements dated August 15, 2000, October 16, 2000, and February 7, 2001 (incorporated by reference to Exhibit 10.56 to the Company’s Annual Report on Form 10-K for the year ended December 31, 2000, filed with the Commission on March 16, 2001).

3.

The Voting Agreement, dated as of September 15, 2005, by and among Premium Acquisition, Inc., Mulberry Acquisition, Inc., DLJMB IV First Merger Co Acquisition Inc., Gladys M. Jensen, Jeffrey J. and Lou Anne King Jensen, Jami J. Jensen, James J. Jensen, Janet J. Jensen, Julie J. Jensen, OUI, Inc., FBO Trust, Charles Meyer, and Andrew Meyer (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K dated September 16, 2005, and filed with the Commission on September 20, 2005).

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

October 10, 2005		OUI, INC.

	By:	/s/ Jeffrey J. Jensen
Jeffrey J. Jensen, President

/s/ Jeffrey J. Jensen
Jeffrey J. Jensen

/s/ Jami J. Jensen
Jami J. Jensen

/s/ Janet J. Jensen
Janet J. Jensen

/s/ Julie J. Jensen
Julie J. Jensen

/s/ James J. Jensen
James J. Jensen